                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-31548

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JULY 14, 2000

                                1,607,400 SHARES

                                    GENZYME

                          MOLECULAR ONCOLOGY DIVISION

                                  COMMON STOCK

    Genzyme Corporation is offering up to 1,607,400 shares of Genzyme Molecular Oncology Division Stock, $0.01 par value per share, which we refer to as "GZMO Stock." GZMO Stock is a series of our common stock designed to reflect the financial performance of our Molecular Oncology division.

    We have not engaged an underwriter or placement agent to assist with this offering. Instead, our employees will sell the shares directly to a limited number of investors.

    We will sell the GZMO Stock for $12.91 per share. GZMO Stock is traded on the Nasdaq National Market under the symbol "GZMO." On July 17, 2000, the last sale price for GZMO Stock as reported by the Nasdaq was $13.6875 per share. Each investor must purchase a minimum of 77,500 shares. The minimum investment, consequently, is approximately $1.0 million.

    If we sell all 1,607,400 shares, we will receive gross proceeds of approximately $20.75 million. We expect to incur approximately $30,000 in offering expenses, regardless of the number of shares we sell. We will allocate the net proceeds from the offering to our Molecular Oncology division.

                            ------------------------

    INVESTING IN GZMO STOCK INVOLVES SIGNIFICANT RISK. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS. WE RECOMMEND THAT YOU FOCUS PARTICULARLY ON "RISKS RELATED TO GENZYME MOLECULAR ONCOLOGY" ON PAGES 16 THROUGH 18; "RISKS RELATED TO GENZYME" ON PAGES 4 THROUGH 10; AND "RISKS RELATED TO GENZYME TRACKING STOCKS" ON PAGES 10 THROUGH 14.

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

    We will terminate this offering on August 1, 2000, unless, before that date, we sell all 1,607,400 shares.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 17, 2000

 (This prospectus supplement replaces the prospectus supplement dated July 14,
                                     2000)

Genzyme Corporation     -    One Kendall Square    -    Cambridge, Massachusetts
02139                              -                              (617) 252-7500

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PROSPECTUS SUPPLEMENT
Use of Proceeds.............................................    S-3
Plan of Distribution........................................    S-4

PROSPECTUS
Genzyme Corporation.........................................      3
Risk Factors................................................      4
Note Regarding Forward-Looking Statements...................     27
Use of Proceeds.............................................     28
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................     28
Description of Debt Securities..............................     29
Description of Preferred Stock..............................     38
Description of Genzyme Common Stock.........................     40
Description of Warrants.....................................     52
Description of Management and Accounting Policies...........     54
Plan of Distribution........................................     59
Legal Matters...............................................     60
Experts.....................................................     60
Where You Can Find More Information.........................     61

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. We are offering to sell and seeking offers to buy shares of GZMO Stock only in jurisdictions where we are permitted to make offers and sales.

                            ------------------------

    "Genzyme" is a trademark and service mark and "SAGE" is a trademark of Genzyme. All rights reserved.

                                USE OF PROCEEDS

    We estimate the net proceeds from the sale of 1,607,400 shares of GZMO Stock in this offering would be approximately $20.75 million. We cannot assure that we will sell all 1,607,400 shares.

    The principal purpose of this offering is to fund Genzyme Molecular Oncology's research and preclinical and clinical development activities. We also anticipate that the net proceeds will be used for working capital and general corporate purposes. Genzyme Molecular Oncology may use a portion of the net proceeds to acquire or invest in complementary businesses, joint ventures, products or technologies. From time to time Genzyme Molecular Oncology enters into discussions regarding acquisitions or investments. Genzyme Molecular Oncology's management will have broad discretion to allocate the proceeds from this offering to uses that it believes are appropriate. Pending these uses, we currently intend to invest the net proceeds from this offering in short-term, interest-bearing securities or deposit accounts.

                              PLAN OF DISTRIBUTION

    We are selling the shares of GZMO Stock directly to a limited number of investors. Our employees are selling the shares without the assistance of an underwriter or placement agent. Our employees will not receive any compensation based upon their participation in this offering and, pursuant to Rule 3a4-1 of the Exchange Act, will not be deemed to be brokers as defined in the Exchange Act.

    At any closing, we will deliver certificates representing the shares purchased or effect the sale through the book entry facilities of The Depository Trust Company, in each case against payment of the aggregate purchase price for the shares purchased.

    We determined the per share price through oral discussions with potential purchasers. The price represents approximately a 10% discount from the average closing prices as reported by the Nasdaq during a trading period ending prior to the date of this prospectus supplement.

    We expect to incur approximately $30,000 in offering expenses.